DOGNESS (INTERNATIONAL) CORP

July 6, 2022

Patrick Fullem and Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corp
Amendment No. 4 to Registration Statement on Form F-3
Filed June 21, 2022
File No. 333-262504

Dear Mr. Fullem and Ms. Haywood:

This letter is in response to the letter dated July 1, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corp (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 5 to Registration Statement is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-3 filed June 21, 2022

General

1.	We note that on May 26, 2022 you provided in a report on Form 6-K your interim financial statements for the six months ended December 31, 2021. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such interim financial information by reference. Refer to Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comment, we have incorporated such interim financial information on Form 6-K by reference.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804)-771-5725.

Very truly yours,

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.